

March 31, 2006

Via U.S. Mail and facsimile at 360-666-6483
Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re: Alaska Air Group, Inc. ("AAG")
Preliminary Proxy Statement on Schedule 14A Filed
February March 20, 2006
Filed by Steve Nieman, Richard D. Foley and Terry K. Dayton
File No. 001-08957

Dear Mr. Nieman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As noted in prior comment letters, soliciting materials used prior to the furnishing of definitive proxy materials must be filed no later than the date the materials are first sent or given to shareholders. Refer to Rule 14a-12(b). You have not filed all of the additional soliciting materials that appear on your website, www.votepal.com, or the linked websites. For example, we note your "white paper" dated November 5, 2005 at

http://www.ourunion.org/OURcatch_all/0511whitepaper.html, and the March 16, 2006 e-mail from Mr. Neiman that was posted on www.votepal.com.   Since it appears the materials on these sites are posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, they must be filed as additional definitive materials. Please be advised that filing your delinquent additional soliciting materials will not cure the apparent violation of Rule 14a-12. Furthermore, the websites you maintain should contain legends identifying the participants and encouraging security holders to read the proxy statement. In addition, any future written soliciting material, including any emails, postings to your website and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-12.

2.   Please note that neither your EDGAR filing nor your proxy materials that appear on www.votepal.com, contain an executable link where you state "(click here)" or "(click here to read)." Either delete the defective link and the accompanying sentences or include an executable link. Please note that the documents that you link should be filed as additional soliciting materials pursuant to Rule 14a-12.

Cover Page

3.   Your cover page refers to "Amendment No. 3." In your revised preliminary proxy statement, please disclose the correct amendment number. Refer to Rule 14a-6(m).

4.   You identify your filing party as "Steve Neiman, for the 2006 CHALLENGERS." It would appear that all the "2006 CHALLENGERS" are filing parties. Please revise to identify the filing persons.

5.   Your preliminary proxy statement cover page should only include information required to be on the cover page. Please revise your preliminary proxy statement so that your table of contents does not appear on your cover page. Refer to Rule 14a-6(m).

V.   How We Plan To Solicit

6.   Please expand your disclosure in this section to explain why you believe you satisfy your affirmative obligation to furnish your proxy statement to shareholders. Refer to Rule 14a-3(a).   Absent an affirmative demonstration that you are furnishing the proxy materials to each person solicited, you appear to be in violation of the Rule 14a-3. Requiring that each shareholder who chooses to utilize your proxy card click through your proxy statement does not appear to satisfy your obligation to furnish.

7.   Please explain why you believe it is consistent with your affirmative obligation to provide every person solicited with a copy of the proxy materials to not mail

proxy materials to shareholders unless the shareholder demonstrates that "all feasible means of accessing the Internet" have been exhausted. Also, please expand your disclosure to clarify what is meant by a "certified request."

8. Please expand your disclosure to define the term "qualified stockholder(s)."

VII.b. How do I cast my vote using the Challengers proxy card and voting instruction form?

9. We note the statement that "[i]n 2003, 2004 and 2005, we received guidance from the staff of the SEC that the Commission would not object to stockholders writing their VC#s received from EquiServe or ADP on behalf on behalf of the Company-AAG's stockholders." First, please revise this disclosure to delete reference to the "Commission." Guidance given by the staff is not binding on the Commission. Second, please explain why you reference Equiserve in this sentence. Third, please clarify what is meant by "on behalf of the Company-AAG's stockholders."

10. Please provide objective supplemental support for your statement that you are currently involved in arbitration with the NYSE. It is our understanding that the NYSE rejected your claims in arbitration. Please advise. Further, clarify here the nature of your claims.

No 4. Adopt a Simple Majority Vote

11. Please revise your disclosure to clarify why you are asking shareholders to vote for this proposal given that the company has already amended its by-laws to allow for a majority vote to amend the by-laws and is proposing eliminating the 80% supermajority requirement from the Articles of Incorporation. Provide similar disclosure for proposal 5.

12. Expand your disclosure to explain how specifically proposals four and five differ and why they overlap. Given the overlap of the two proposals, explain why you are supporting both.

No. 6 Majority Vote Standard for the Election of Directors

13. Expand your disclosure to clarify why you are proceeding with the proposal in light of the company's proposal to establish a majority vote for the election of directors.

IX.   Participants in the Solicitation

14. We note that John Furqueron is the proponent of Proposal Seven and Brian Hollister is the proponent of Proposal Eight. Please identify each as a participant and provide the required information.

<u>XIII.</u>   <u>Proxy Card and Voting Instruction Form</u>

15.   In your revised materials, please file your form of proxy as an appendix to your proxy statement. Refer to Note to Paragraph (a)(3) of Rule 14a-4.

<u>Closing Comments</u>

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions